EXHIBIT 99.1

NEWS RELEASE

Sprint Canada awarded Silver Partner Certification from Cisco Systems

TORONTO, Ontario, August 9, 2004 — Sprint Canada Inc., a national provider of business and residential telecommunications services and a wholly-owned subsidiary of Call-Net Enterprises Inc., today announced that it has been awarded the Silver Partner Certification from Cisco Systems.

The Cisco® Channel Partner program provides Sprint Canada with the resource framework to develop an expertise to sell, plan, design, implement and operate Cisco networking solutions. To earn Silver certification, Sprint Canada had to meet or surpass the stringent personnel, training, customer satisfaction, specialization, and post-sales support requirements set forth by Cisco.

“The silver certification proves we offer the highest levels of customer satisfaction, quality, technical resources and well managed internal processes and gives Sprint Canada additional leverage to compete in the Internet Protocol (IP) marketplace,” said Greg McCamus, president, Sprint Canada Business Solutions. “We are working with Cisco to develop differentiated IP solutions. The silver certification further strengthens our relationship”

The Cisco Channel Partner program provides state-of-the-art technical and sales training so that certified partners can increase their ability to deliver services related to the latest Cisco technologies for maximized productivity. Cisco Silver Certified partners are recognized and rewarded for employing some of the industry’s best-trained network technicians who can demonstrate their expertise in planning, designing, implementing and supporting Cisco network solutions. These teams of network technicians are audited annually to ensure that they consistently deliver industry-leading support and maintain the rigorous Cisco standards for network expertise and support capabilities.

“We value the commitment and expertise that Sprint Canada has demonstrated and look forward to a continued successful partnership,” said Lui Fogolini, vice-president of service provider operations at Cisco Systems Canada.

Sprint Canada owns and operates one of Canada’s largest national native IP networks which is Cisco Multiservice VPN certified and continuously monitored to ensure it meets Cisco’s stringent standards for delay, jitter and packet loss. A multi-service VPN network enables customers to lower costs by running voice, data and video over one highly secure IP infrastructure network.

About Sprint Canada Inc.
Sprint Canada Inc., a wholly owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B), is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 148 co-locations in five major urban areas including 31 municipalities and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

For further information:
Deborah Trouten
Corporate Communications
416-718-6733
dtrouten@sprint.ca